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                      U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    FORM 12b-25
                            NOTIFICATION OF LATE FILING

                                  SEC FILE NUMBER
                                      0-15946

                                    CUSIP NUMBER
                                     247171200


[X]  FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART I - REGISTRANT INFORMATION

Full Name of Registrant                 DELPHI INFORMATION SYSTEMS, INC.
Former Name if Applicable               N/A
Address of Principal Executive Office:  3501 Algonquin Road
City, State and Zip Code:               Rolling Meadows, Illinois  60008


PART II - RULES 12-b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has filed Form 8-K dated May 14, 1999 announcing the dismissal of its former independent accountant, Arthur Andersen LLP, effective May 10, 1999. The Company has entered into discussions with another "Big Five" accounting firm to explore engaging the firm as the Company's independent accountant. The Company seeks relief pursuant to Rule 12b-25(b) to allow sufficient review of the financial statements and related disclosures in light of the dismissal of the Company's independent accountants.


PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

     Max Seybold (CEO)                    (847) 506-3100

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes   [  ] No

See attached press release dated May 17, 1999 detailing anticipated results of operations.



Delphi Information Systems, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:     May 18, 1999        By:  /s/ Max Seybold

Attachment to Form 12b-25, Notification of Late Filing of Form 10-Q For the Period Ended March 31, 1999.


                              DELPHI INFORMATION SYSTEMS
                              3501 ALGONQUIN ROAD
                              ROLLING MEADOWS, IL 60008
                              847/506-3100
                              NASDAQ:  DLPH



    DELPHI REPORTS FIRST QUARTER COMBINATION OF LEGACY-BASED REVENUE DECLINE AND
                         ROBUST MOMENTUM IN GROWTH SEGMENTS

HIGHLIGHTS:

- FIRST QUARTER REVENUE DECLINED 13% VERSUS THE PRIOR YEAR DUE TO DECLINING SERVICE REVENUE FROM LEGACY SYSTEMS
- SALES OF THE NEW FLAGSHIP CD.GLOBAL-TM- AND CD.ONE-TM- LINE OF PRODUCTS INCREASED BY 169% OVER THE PRIOR YEAR
-    THE NET LOSS FOR THE QUARTER WAS $2.3 MILLION OR ($0.28) CENTS PER SHARE
- THE QUARTER ALSO SAW THE COMPANY LAUNCH EBIX.COM-TM-, AN UNPRECEDENTED INTERNET-BASED SOLUTION FOR PROCESSING RISK INFORMATION. THE MARKET REACTION WAS HIGHLY FAVORABLE FOR THE NEW PRODUCT, WHICH HAS BEEN RE-CHRISTENED EBIX.LINK-TM-. DELPHI NOW WILL USE THE NAME EBIX.COM FOR THE INSURANCE INDUSTRY'S FIRST-EVER E-COMMERCE PORTAL, WHICH THE COMPANY WILL LAUNCH IN Q3 OF 1999


ROLLING MEADOWS, IL, MAY 17, 1999 - DELPHI INFORMATION SYSTEMS, INC. (NASDAQ:
DLPH), a leading international provider of integrated business solutions for the insurance industry, today announced the financial results for the quarter ended March 31, 1999. Revenue declined by 13 percent versus the prior year due to a decline in service revenues associated with legacy products. At the same time, revenue from the company's new flagship products, CD.GLOBAL-TM- and "CD.ONE-TM-increased by 169 percent over the prior year.

Revenue for the quarter was $5.1 million compared to $5.8 million a year ago. The net loss for the quarter was $2.3 million or ($0.28) cents per share compared with a profit of $0.04 cents per share during the prior year.

Overall sales activity, including revenue, deferred revenue, and backlog for the company's new products continues to be robust, reaching $7.7 million in total bookings for the quarter. Robin Raina, Delphi's chief operating officer, commented, "This quarter has seen Delphi continue to spin out of its cocoon and emerge as the clear-cut technology leader with sales to back up that


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claim. We're staying focused on setting new standards, not only for the relative sophistication and functionality of our new products, but also for market responsiveness. Our leadership position is perhaps best reflected in the building excitement that we're seeing domestically and internationally over the launch of EBIX.LINK this quarter and the release of Version 2.4 of CD.GLOBAL next month. We expect the same with Delphi's introduction of the industry's first e-commerce portal."

Gross margins decreased during the quarter to 30.5 percent of revenue versus
52.4 percent during the prior year. Software margins improved to 38.6 percent of revenue versus 34.4 percent during the prior year. Excluding capitalized software amortization, software margins were 79.6 percent of revenue, an improvement versus 78.1 percent during the prior year. Service margins declined to 27.1 percent of revenue versus 56.2 percent during the prior year due to lower service revenues from legacy products and higher personnel costs associated with the initial rollout of the new "cd" line of products.

The net loss for the quarter of $2.3 million versus a profit of $302,000 during the prior year was due to lower gross profit and higher operating expenses due to professional fees; improved employee benefits; and the opening of offices in London, Singapore, and Atlanta. These losses were partially offset by efficiencies gained in development and sales and marketing due to the focus on the new "cd" line of products and away from legacy systems.

Max Seybold, president and chief executive officer, commented, "As we continue to transition into an e-commerce company, we are pleased with our progress in every aspect of our business, from new product sales to development to support. Most importantly, we're seeing two things happen that are critical to future growth. First, our current customers are happy--for the second straight year we're seeing 90 percent customer retention rates. Better still, new customers are happy, as seen in the mushrooming market penetration of CD.GLOBAL and CD.ONE. As always, our shareholders are looking to see evidence of an improving financial performance, and we remain convinced that our high growth segment and new product development are the right places for them to look."

In a related announcement, Mr. Seybold reported that several measures have been taken to improve the company's financial performance, noting that Delphi is, "looking closely at the business to identify opportunities for operating efficiencies and improved working capital management." Mr. Seybold also reported an immediate change in the company's financial management in the form of the departure of Edward O'Connell as the company's chief financial officer and senior vice president. In addition, the company announced that it will be changing auditors, and currently is in discussions with a Big Five accounting firm with extensive knowledge of the software industry.

ABOUT DELPHI INFORMATION SYSTEMS:
Founded in 1976, Delphi Information Systems, Inc. is a leading international supplier of software and Internet solutions to the property & casualty insurance industry. An independent provider, Delphi delivers next-generation and next-step products and services to enhance operations for agencies, brokerages and carriers. Delphi's cutting-edge solutions feature fully customizable and scalable software designed to improve the way insurance professionals manage all aspects of insurance distribution, including: claims and policy management, marketing, sales, service and accounting.

THIS PRESS RELEASE CONTAINS VARIOUS FORWARD-LOOKING STATEMENTS AND INFORMATION THAT ARE BASED ON MANAGEMENT'S BELIEFS AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. SUCH STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THOSE STATED SHOULD ONE OR MORE OF THESE RISKS AND UNCERTAINTIES MATERIALIZE, OR SHOULD UNDERLYING ASSUMPTIONS PROVIDE INCORRECT, ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE ANTICIPATED, ESTIMATED OR PROJECTED. CERTAIN OF THESE RISKS AND UNCERTAINTIES ARE DESCRIBED IN MORE DETAIL IN THE COMPANY'S REGISTRATION STATEMENT ON FORM S-3 FILED UNDER THE SECURITIES ACT OF 1933, REGISTRATION NO. 333-12 781, AND THE COMPANY'S PERIODIC FILINGS UNDER THE SECURITIES EXCHANGE ACT OF 1934. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE SUCH FACTORS OR TO PUBLICLY ANNOUNCE THE RESULTS OF ANY REVISION TO ANY OF THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN TO REFLECT FUTURE EVENTS AND DEVELOPMENTS.

      FOR ADDITIONAL INFORMATION REGARDING DELPHI FREE OF CHARGE VIA FAX, DIAL
             1-800-PRO-INFO AND USE THE COMPANY'S STOCK SYMBOL, "DLPH."

           For more information on Delphi and its products and services,
                   Call 8004DELPHI  (800) 433-5744 or visit the
                      Delphi Web site at http://www.dlph.com/

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                           DELPHI INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)
                                                   (UNAUDITED)


                                                                             THREE MONTHS ENDED
                                                                                  MARCH 31,
                                                                            1999               1998
                                                                          ----------         ----------
           REVENUES:

           Software                                                         $ 1,500             $1,012
           Services                                                           3,588              4,817
                                                                          ----------         ----------
                TOTAL REVENUES                                                5,088              5,829

           COSTS OF REVENUES:

           Software                                                             921                664
           Services                                                           2,617              2,110
                                                                          ----------         ----------
                TOTAL COST OF REVENUES                                        3,538              2,774
                                                                          ----------         ----------
                GROSS MARGIN                                                  1,550              3,055

           OPERATING EXPENSES:

           Product development                                                  902                489
           Sales and marketing                                                  630                905
           General and administrative                                         2,021              1,288
           Amortization of noncompete agreement                                  48                  -
                                                                          ----------         ----------
                TOTAL OPERATING EXPENSES                                      3,601              2,682
                                                                          ----------         ----------

                OPERATING INCOME (LOSS)                                      (2,051)               373

           Interest expense                                                     107                129
                                                                          ----------         ----------

           Income (loss) before income taxes                                 (2,158)               244
           Income tax provision (benefit)                                         7                (58)
                                                                          ----------         ----------

           Net income (loss)                                               $ (2,165)             $ 302
                                                                          ----------         ----------
                                                                          ----------         ----------

           Basic net income (loss) per common share                         $ (0.28)             $0.04
                                                                          ----------         ----------
                                                                          ----------         ----------

           Diluted net income (loss) per common share                       $ (0.28)             $0.04
                                                                          ----------         ----------
                                                                          ----------         ----------


                          DELPHI INFORMATION SYSTEMS, INC. AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS

                                          (IN THOUSANDS)


                                                                                             (UNAUDITED)
                                                                                              MARCH 31         DECEMBER 31,
            ASSETS                                                                              1999               1998
                                                                                          ----------------    --------------
            CURRENT ASSETS:

            Cash                                                                               $ 1,081             $ 1,053
            Accounts receivable, net                                                             9,084               6,378
            Other current assets                                                                   371                 310
                                                                                           ------------         -----------
                TOTAL CURRENT ASSETS                                                            10,536               7,741
            Property and equipment, net                                                          1,856               1,899
            Capitalized and purchased software, net                                              6,482               6,561
            Other assets                                                                           345                 344
                                                                                           ------------         -----------
            TOTAL ASSETS                                                                      $ 19,219            $ 16,545
                                                                                           ------------         -----------
                                                                                           ------------         -----------

            LIABILITIES AND STOCKHOLDERS' EQUITY

            CURRENT LIABILITIES:

            Notes payable                                                                      $ 1,897             $ 4,032
            Accounts payable and accrued liabilities                                             2,312               2,371
            Accrued payroll and related benefits                                                   472                 182
            Deferred revenue                                                                     4,908               3,418
                                                                                           ------------         -----------
                TOTAL CURRENT LIABILITIES                                                        9,589              10,003
            Notes payable-long term                                                                109                 210
            Other liabilities                                                                      130                 265
                                                                                           ------------         -----------

            TOTAL LIABILITIES                                                                    9,828              10,478
                                                                                           ------------         -----------


            Commitments and contingencies

            STOCKHOLDERS' EQUITY

            Preferred stock,  $.10 par value, 2,000,000 shares authorized,
                Series D, 221 shares issued and outstanding.                                        49                  49
            Common stock, $.10 par value:
                Non-designated, 20,000,000 shares authorized,
                     8,143,811 and 7,395,449 issued and outstanding, respectively.                 814                 740
            Additional paid-in capital                                                          54,062              48,717
            Accumulated deficit                                                                (45,681)            (43,516)
            Cumulative foreign currency translation adjustment                                     147                  77
                                                                                           ------------         -----------

            TOTAL STOCKHOLDERS' EQUITY                                                           9,391               6,067
                                                                                           ------------         -----------
            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 19,219            $ 16,545
                                                                                           ------------         -----------
                                                                                           ------------         -----------



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                      DELPHI INFORMATION SYSTEMS, INC. AND SUBSIDIARIES

                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                          (IN THOUSANDS)

                                           (UNAUDITED)


                                                                                              THREE MONTHS ENDED
                                                                                                    MARCH 31
                                                                                             1999                1998
                                                                                          ------------        -----------
          CASH FLOW FROM OPERATING ACTIVITIES:
          Net income (loss)                                                                  $ (2,165)             $ 302
          ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY
               (USED IN) OPERATING ACTIVITIES:

          Depreciation and amortization                                                           192                312
          Amortization of capitalized and purchased software                                      595                442
          Amortization of noncompete agreement                                                     48                  -
          Issuance of common stock as consideration for services provided                           -                 51
          CHANGES IN ASSETS AND LIABILITIES:

          Accounts receivable, net                                                             (2,706)              (981)
          Other current assets                                                                    127               (234)
          Accounts payable and accrued liabilities                                                (59)              (563)
          Accrued payroll and related benefits                                                    290                 42
          Other liabilities and deferred revenue                                                1,355                 62
                                                                                          ------------        -----------
          Net cash provided by (used in) operating activities                                  (2,323)              (567)
                                                                                          ------------        -----------

          CASH FLOWS FROM INVESTING ACTIVITIES:

          Capital expenditures                                                                   (149)              (531)
          Purchase of minority interest                                                           (50)                 -
          Expenditures for capitalized and purchased software                                    (516)            (1,201)
                                                                                          ------------        -----------
          Net cash used in investing activities                                                  (715)            (1,732)
                                                                                          ------------        -----------

          CASH FLOWS FROM FINANCING ACTIVITIES:

          Borrowings on (repayments of) notes payable                                          (2,236)               533
          Net proceeds from exercise of common stock warrants                                   4,874                  -
          Net proceeds from exercise of stock options                                             358                  -
                                                                                          ------------        -----------
          Net cash provided by financing activities                                             2,996                533
                                                                                          ------------        -----------

          Foreign currency translation adjustment                                                  70                 (4)

          Net increase (decrease) in cash                                                          28             (1,770)
          Cash at the beginning of the year                                                     1,053              2,642
                                                                                          ------------        -----------
          Cash at the end of the year                                                         $ 1,081              $ 872
                                                                                          ------------        -----------
                                                                                          ------------        -----------

          SUPPLEMENTAL DISCLOSURE:
          Interest paid                                                                         $ 116              $ 139
          Income taxes paid                                                                         7                  1

          NON-CASH TRANSACTIONS:
          Common stock issued for purchase of minority interest                                   187                  -

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